September 30, 2009

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NetLogic Microsystems, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 29, 2009
File No. 000-50838

Dear Mr. Mancuso:

On behalf of NetLogic Microsystems, Inc. (“NetLogic” or the “Company”), this letter confirms the Company’s receipt of the letter dated September 29, 2009 from the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Revised Preliminary Proxy Statement on Schedule 14A filed September 29, 2009. For the convenience of the staff, the text of each comment is restated below in italics prior to the Company’s response to that comment.

1.	Please tell us the date you will hold your shareholders’ meeting, the date you will mail your proxy materials and how those dates are consistent with Note D.3 of Schedule 14A, particularly given the Federal holiday in October.

Response:

The Company intends to hold its shareholders’ meeting on October 23, 2009 and mail its proxy materials on October 2, 2009. Because the Company intends to furnish with the proxy statement it sends to its shareholders all of the information that is incorporated by reference into the proxy statement, we believe that the Company does not have to comply with the 20 business day requirement set forth in Note D.3 of Schedule 14A based on the Commission’s interpretation of that requirement set forth in footnote 167 to Release No. 33-7760, which reads as follows: “We have stated that the 20 business day period must be complied with even if the documents incorporated by reference are delivered along with the disclosure document. See Release No. 33-6578 (April 23, 1985) [50 FR 18990] (Form S-4 adopting release). We are changing this interpretation. If filers furnish the information that is incorporated by reference with the disclosure document that is sent to security holders, they do not have to comply with the 20 business day requirement.”

United States Securities and Exchange Commission

September 30, 2009

Recommendation of NetLogic’s Board of Directors, page 29

2.	Please expand your disclosure provided in response to prior comment 1 to disclose the revenue and earnings multiples and market valuation information used in the financial analyses, including the date of the information. Also, please show how that information and the discounted cash flow calculation generated a “range of valuations,” and disclose that range.

Response:

We have revised the disclosure on page 30 as reflected in the attached page 30 in response to this comment.

*         *         *

In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned by telephone at (650) 961-6676 or by fax at (650) 230-0283 with any questions or comments regarding this letter.

Very truly yours,

NETLOGIC MICROSYSTEMS, INC.

/s/ Michael Tate

Michael Tate

Vice President, Finance and Chief Financial Officer

cc:	Ronald Jankov (NetLogic Microsystems, Inc.)
Alan B. Kalin (Bingham McCutchen LLP)

and 2012 of $75.2 million, $100.4 million, $129.1 million, and $153.6 million, respectively; projected gross margin percentages reasonably comparable to our historical gross margins; and projected operating expenses, excluding stock-based compensation and the amortization of intangible assets and taking into account our management’s estimation of cost reductions through economies of scale and the elimination of duplicative costs, of $56.1 million, $58.8 million, $63.9 million, and $74.2 million, respectively. The financial analyses prepared by management included estimated combined revenue and gross margin statistics for us and RMI post-acquisition incorporating our management’s projections; a breakdown of RMI’s capitalization and estimated liquidation preferences; a test set of valuation data using publicly available revenue and earnings multiples and gross market valuation information for us and Cavium Networks, Inc., a public company competitor of RMI; and a discounted cash flow valuation for RMI using management’s rough estimate of RMI’s long-term future cash flows and discount rates of 15% to 20%, which were considered reasonable in light of prevailing market rates. The discounted cash flow analysis indicated a valuation range of $147 to $254 million. The price-to-revenue analysis (in which our management applied multiples ranging from 2.5x to 3.0x to management’s forecasted 2010 revenues for RMI’s XLR and XLS product revenues of $59.8 million and 1.0x to the remaining 2010 revenue forecast of $40.6 million) indicated a valuation range of $190 to $220 million. The price-to-earnings analysis (in which our management applied a multiple of 25.0x to our management’s forecasted non-GAAP earnings for RMI in 2010) indicated a valuation of $110 million. Our management prepared these analyses using only publicly available data and informal methodologies. Our management did not attempt a comprehensive valuation using a broad set of data for many comparable companies or transactions, nor did our management represent to the board that these analyses constituted a formal valuation analysis of the type that would be prepared by independent appraisers or valuation experts. Rather, they were presented in order to demonstrate that the proposed purchase price that management was negotiating was within a range of valuations using simple data points (from $110 million to $254 million). They were prepared in April 2009 considering available information at the time we were negotiating the acquisition of RMI and have not been updated since then.

The financial analyses and operating results estimates prepared by our management were prepared from limited sources of information and can not be considered representative of actual future revenues and expenses attributable to the acquired business. The analyses and estimates were prepared for the purpose of providing our board of directors an indication of how the acquired business operations might look if viewed on a standalone basis in light of assumptions deemed reasonable when management prepared them. Subsequent to the acquisition, we intend to fully integrate the operations of RMI with our own, and results will be reported on a combined basis as a single business segment. We do not intend to provide disclosure of future operating results in the manner implied by the information prepared by management for use by our board of directors. The foregoing information contains “forward-looking statements.” Please refer to the disclosure and disclaimer regarding “forward-looking statements” contained elsewhere in this proxy statement under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS.”

Our board of directors considered the financial analyses prepared by our management, along with the potential benefits and negative factors described above. In addition, our board considered management’s reports on their due diligence review of RMI’s products, technology, customer feedback, pending orders and backlog, and our management’s analysis of the markets for RMI’s products, and the trading price of our common stock at the time that it made its determination. As well, the members of our board of directors have substantial industry experience and they gave considerable weight to management’s analysis of RMI’s business because of the significant industry segment and customer overlap which enabled our management to conduct its own evaluation of RMI’s products and potential business opportunities through our industry sources and customer contacts. Thus, our board of directors considered the potential for the RMI acquisition to provide a major expansion of our market opportunities, increase the scale of our operations and elevate our importance as a strategic supplier to our major customers to represent significant value in the transaction. However, due to the broad set of factors considered in connection with its evaluation of the merger and the complexity of these matters, our board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the merger and the merger agreement. In particular, our board of directors did not attribute a special weight or significance to projections

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